Mail Stop 6010

July 18, 2006

Donald Sullivan
Chief Executive Officer
E Med Future, Inc.
794 Morrison Road, Suite 991
Columbus, OH 43230

> **Re:** **E Med Future, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed May 16, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2006**
> **File No. 033-55254-36**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1.      We note that your auditors' report scope and opinion paragraphs did not refer to the cumulative balance from March 14, 2000 (inception) to December 31, 2005. An auditors association with the cumulative data is required on an annual basis as long as you are in the development stage.  Revise the filing to include an auditors' report clearly identifying this period as audited.

Note B – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

2.      We note your disclosure on page F-16 that your products are sold through distributors. Please revise future filings to describe the significant terms of your agreements with distributors, including payment, return, exchanges, and other significant matters.  Please explain and support when you recognize revenue to distributors.  Refer to SAB 104 and SFAS 48 as necessary.

Note E – Inventory, page F-11

3.      Please confirm that inventory impairment charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Refer to SAB Topic 5-BB.  Also, please revise future filings to present inventory impairment charges as a component of cost of sales in your income statements.

Form 10-QSB for the Period Ended March 31, 2006

Consolidated Statements of Operations, page F-2

4.      It appears the loss per share figure for the period ended March 31, 2006 is incorrect.  Please make sure the per share amounts in this statement are mathematically correct (when rounded to the nearest cent) in future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant